UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of March 31, 2023, with the independent registered public accounting firm report

1

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Consolidated Statements of Financial Position

PETROBRAS

As of March 31, 2023 and December 31, 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2023	12.31.2022

Cash and cash equivalents	3.1	10,290	7,996
Marketable securities	3.2	2,879	2,773
Trade and other receivables	9.1	4,625	5,010
Inventories	10	7,968	8,779
Recoverable income taxes	12.1	181	165
Other recoverable taxes	12.2	1,020	1,142
Others	16	2,039	1,777
		29,002	27,642
Assets classified as held for sale	22	1,939	3,608
Current assets		30,941	31,250

Trade and other receivables	9.1	1,942	2,440
Marketable securities	3.2	2,642	1,564
Judicial deposits	14.2	12,026	11,053
Deferred income taxes	12.1	728	832
Other recoverable taxes	12.2	4,051	3,778
Others	16	2,025	1,553
Long-term receivables		23,414	21,220
Investments	21	1,636	1,566
Property, plant and equipment - PP&E	17	133,576	130,169
Intangible assets	18	3,051	2,986
Non-current assets		161,677	155,941

Total assets		192,618	187,191

Liabilities	Note	03.31.2023	12.31.2022

Trade payables	11	5,047	5,464
Finance debt	23.1	4,098	3,576
Lease liability	24	5,642	5,557
Income taxes payable	12.1	1,356	2,883
Other taxes payable	12.2	3,023	3,048
Dividends payable	25.2	−	4,171
Employee benefits	13	2,339	2,215
Others	16	2,737	3,001
		24,242	29,915
Liabilities related to assets classified as held for sale	22	1,041	1,465
Current liabilities		25,283	31,380

Finance debt	23.1	25,738	26,378
Lease liability	24	17,871	18,288
Income taxes payable	12.1	305	302
Deferred income taxes	12.1	8,380	6,750
Employee benefits	13	11,246	10,675
Provisions for legal proceedings	14.1	3,242	3,010
Provision for decommissioning costs	15	19,084	18,600
Others	16	2,065	1,972
Non-current liabilities		87,931	85,975
Current and non-current liabilities		113,214	117,355

Share capital (net of share issuance costs)	25.1	107,101	107,101
Capital reserve and capital transactions		1,144	1,144
Profit reserves		73,775	66,434
Accumulated other comprehensive (deficit)		(102,876)	(105,187)
Attributable to the shareholders of Petrobras		79,144	69,492
Non-controlling interests		260	344
Equity		79,404	69,836

Total liabilities and equity		192,618	187,191
The notes form an integral part of these unaudited consolidated interim financial statements.

3

Unaudited Consolidated Statements of Income

PETROBRAS

Three-month periods ended March 31, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2023	Jan-Mar/2022

Sales revenues	4	26,771	27,189
Cost of sales	5.1	(12,658)	(12,779)
Gross profit		14,113	14,410

Income (expenses)
Selling expenses	5.2	(1,221)	(1,178)
General and administrative expenses	5.3	(357)	(299)
Exploration costs	19	(157)	(79)
Research and development expenses		(154)	(206)
Other taxes		(200)	(59)
Other income and expenses, net	6	(471)	(321)
		(2,560)	(2,142)

Income before net finance income (expense), results of equity-accounted investments and income taxes		11,553	12,268

Finance income		465	262
Finance expenses		(844)	(757)
Foreign exchange gains (losses) and inflation indexation charges		(243)	1,091
Net finance income (expense)	7	(622)	596

Results of equity-accounted investments	21	35	350

Net income before income taxes		10,966	13,214

Income taxes	12.1	(3,596)	(4,566)

Net income for the period		7,370	8,648
Net income attributable to shareholders of Petrobras		7,341	8,605
Net income attributable to non-controlling interests		29	43
Basic and diluted earnings per common and preferred share - in U.S. dollars	25.3	0.56	0.66

The notes form an integral part of these unaudited consolidated interim financial statements.

4

Unaudited Consolidated Statements of Comprehensive Income

PETROBRAS

Three-month periods ended March 31, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2023	Jan-Mar/2022
Net income for the period		7,370	8,648

Items that will not be reclassified to the statement of income:

Actuarial losses on post-employment defined benefit plans	13.3
Recognized in equity		(109)	−
Deferred income tax		37	−
		(72)	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	26.3
Recognized in equity		1,468	11,596
Reclassified to the statement of income		1,154	1,380
Deferred income tax		(892)	(4,412)
		1,730	8,564

Translation adjustments (*)
Recognized in equity		569	4,897

Share of other comprehensive income in equity-accounted investments	21
Recognized in equity		89	250

Other comprehensive income		2,316	13,711

Total comprehensive income		9,686	22,359
Comprehensive income attributable to shareholders of Petrobras		9,652	22,239
Comprehensive income attributable to non-controlling interests		34	120
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited consolidated interim financial statements.

5

Unaudited Consolidated Statements of Cash Flows

PETROBRAS

Three-month periods ended March 31, 2023 and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2023	Jan-Mar/2022
Cash flows from operating activities
Net income for the period		7,370	8,648
Adjustments for:
Pension and medical benefits - actuarial gains	13	370	307
Results of equity-accounted investments	21	(35)	(350)
Depreciation, depletion and amortization	28.1	2,924	3,170
Impairment of assets (reversals)		3	(1)
Inventory write-back to net realizable value	10	(8)	(7)
Allowance for credit loss on trade and other receivables		24	21
Exploratory expenditure write-offs	19	32	23
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(496)	(476)
Foreign exchange, indexation and finance charges		656	(489)
Income taxes	12.1	3,596	4,566
Revision and unwinding of discount on the provision for decommissioning costs	15	212	154
Results from co-participation agreements in bid areas		(28)	−
Early termination and cash outflows revision of lease agreements		(167)	(225)
Losses with legal, administrative and arbitration proceedings, net	6	254	259
Decrease (Increase) in assets
Trade and other receivables		412	641
Inventories		989	(1,917)
Judicial deposits		(403)	(398)
Other assets		111	(27)
Increase (Decrease) in liabilities
Trade payables		(478)	(138)
Other taxes payable		(217)	230
Pension and medical benefits		(178)	(1,477)
Provisions for legal proceedings		(85)	(52)
Other employee benefits		35	(150)
Provision for decommissioning costs		(165)	(132)
Other liabilities		(101)	(297)
Income taxes paid		(4,280)	(1,575)
Net cash provided by operating activities		10,347	10,308
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(2,423)	(2,376)
Investments in investees		(8)	(9)
Proceeds from disposal of assets - Divestment		1,855	1,753
Financial compensation from co-participation agreements		391	61
Investment in marketable securities		(930)	(469)
Dividends received		11	52
Net cash used in investing activities		(1,104)	(988)
Cash flows from financing activities
Changes in non-controlling interest		(75)	84
Proceeds from finance debt	23.3	51	150
Repayment of principal - finance debt	23.3	(750)	(1,491)
Repayment of interest - finance debt	23.3	(570)	(567)
Repayment of lease liability	24	(1,389)	(1,321)
Dividends paid to Shareholders of Petrobras		(4,192)	−
Dividends paid to non-controlling interests		(48)	(5)
Net cash used in financing activities		(6,973)	(3,150)
Effect of exchange rate changes on cash and cash equivalents		24	582
Net change in cash and cash equivalents		2,294	6,752
Cash and cash equivalents at the beginning of the period		7,996	10,480

Cash and cash equivalents at the end of the period		10,290	17,232
The notes form an integral part of these unaudited consolidated interim financial statements.

6

Unaudited Consolidated Statements of Changes In Shareholders’ Equity

PETROBRAS

Three-month periods ended March 31, 2023, and 2022 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2021	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	83	83
Net income	−	−	−	−	−	−	−	−	−	−	−	−	8,605	8,605	43	8,648
Other comprehensive income (loss)	−	−	−	4,820	8,564	−	250	−	−	−	−	−	−	13,634	77	13,711
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(2)	(2)
Balance at March 31, 2022	107,380	(279)	1,143	(70,302)	(15,605)	(11,205)	(902)	9,769	3,084	1,220	52,050	6,688	8,605	91,646	606	92,252
		107,101	1,143				(98,014)					72,811	8,605	91,646	606	92,252

Balance at December 31, 2022	107,380	(279)	1,144	(74,171)	(17,507)	(12,576)	(933)	11,574	3,281	1,677	43,038	6,864	−	69,492	344	69,836
		107,101	1,144				(105,187)					66,434	−	69,492	344	69,836
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(74)	(74)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	7,341	7,341	29	7,370
Other comprehensive income (loss)	−	−	−	564	1,730	(72)	89	−	−	−	−	−	−	2,311	5	2,316
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(44)	(44)
Balance at March 31, 2023	107,380	(279)	1,144	(73,607)	(15,777)	(12,648)	(844)	11,574	3,281	1,677	43,038	6,864	7,341	79,144	260	79,404
		107,101	1,144				(102,876)					66,434	7,341	79,144	260	79,404

The notes form an integral part of these unaudited consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 11, 2023.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2022.

Regarding the IFRS standards that became effective on January 1, 2023, their initial application did not result in material effects on these unaudited condensed consolidated interim financial statements.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	03.31.2023	12.31.2022
Cash at bank and in hand	135	216
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,281	2,763
Other investment funds	130	244
	3,411	3,007
- Abroad
Time deposits	3,121	2,388
Automatic investing accounts and interest checking accounts	3,603	2,365
Other financial investments	20	20
	6,744	4,773
Total short-term financial investments	10,155	7,780
Total cash and cash equivalents	10,290	7,996

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
3.2.	Marketable securities
	03.31.2023	12.31.2022
Fair value through profit or loss	840	713
Amortized cost - Bank Deposit Certificates and time deposits	4,631	3,574
Amortized cost - Others	50	50
Total	5,521	4,337
Current	2,879	2,773
Non-current	2,642	1,564

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Mar/2023	Jan-Mar/2022
Diesel	8,305	7,483
Gasoline	3,694	3,725
Liquefied petroleum gas	929	1,186
Jet fuel	1,406	991
Naphtha	478	611
Fuel oil (including bunker fuel)	286	366
Other oil products	1,084	1,274
Subtotal oil products	16,182	15,636
Natural gas	1,526	1,723
Oil	1,350	1,761
Renewables and nitrogen products	21	66
Breakage	220	104
Electricity	110	293
Services, agency and others	244	238
Domestic market	19,653	19,821
Exports	6,741	6,734
Oil	5,547	4,812
Fuel oil (including bunker fuel)	1,034	1,885
Other oil products	160	38
Sales abroad (*)	377	633
Foreign market	7,118	7,368
Sales revenues	26,771	27,189
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

9

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2023	Jan-Mar/2022
Domestic market	19,653	19,821
China	2,493	1,571
Americas (except United States)	1,423	1,666
Europe	1,348	1,255
Asia (except China and Singapore)	809	500
United States	563	1,135
Singapore	481	1,240
Others	1	1
Foreign market	7,118	7,368
Sales revenues	26,771	27,189

In the three-month period ended on March 31, 2023, sales to two clients of the refining, transportation and marketing segment represented individually 16% and 11% of the Company’s sales revenues. In the same period of 2022, one client of the same segment represented 14% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Mar/2023	Jan-Mar/2022
Raw material, products for resale, materials and third-party services (*)	(7,095)	(5,761)
Depreciation, depletion and amortization	(2,396)	(2,562)
Production taxes	(2,783)	(4,064)
Employee compensation	(384)	(392)
Total	(12,658)	(12,779)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Jan-Mar/2023	Jan-Mar/2022
Materials, third-party services, freight, rent and other related costs	(1,026)	(948)
Depreciation, depletion and amortization	(150)	(200)
Allowance for expected credit losses	(21)	(8)
Employee compensation	(24)	(22)
Total	(1,221)	(1,178)

5.3.	General and administrative expenses
	Jan-Mar/2023	Jan-Mar/2022
Employee compensation	(229)	(198)
Materials, third-party services, rent and other related costs	(102)	(78)
Depreciation, depletion and amortization	(26)	(23)
Total	(357)	(299)

10

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
6.	Other income and expenses
	Jan-Mar/2023	Jan-Mar/2022
Unscheduled stoppages and pre-operating expenses	(499)	(376)
Pension and medical benefits – retirees	(281)	(238)
Losses with legal, administrative and arbitration proceedings	(254)	(259)
Performance award program	(140)	(118)
Profit sharing	(35)	(31)
Impairment	(3)	1
Losses on decommissioning of returned/abandoned areas	(1)	(24)
Results from co-participation agreements in bid areas	28	-
Gains (losses) with commodities derivatives	79	(53)
Amounts recovered from Lava Jato investigation (*)	89	12
Government grants	104	74
Reimbursements from E&P partnership operations	161	27
Early termination and changes to cash flow estimates of leases	167	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	496	476
Others (**)	(382)	(37)
Total	(471)	(321)
(*) Through December 31, 2022, the amount recovered of US$ 1,618 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

7.	Net finance income (expense)
	Jan-Mar/2023	Jan-Mar/2022
Finance income	465	262
Income from investments and marketable securities (Government Bonds)	333	163
Other income, net	132	99
Finance expenses	(844)	(757)
Interest on finance debt	(541)	(530)
Unwinding of discount on lease liabilities	(358)	(290)
Capitalized borrowing costs	271	238
Unwinding of discount on the provision for decommissioning costs	(212)	(130)
Other finance expenses , net	(4)	(45)
Foreign exchange gains (losses) and indexation charges	(243)	1,091
Foreign exchange gains (losses) (*)	797	2,421
Reclassification of hedge accounting to the Statement of Income (*)	(1,154)	(1,380)
Monetary restatement of dividends payable	(32)	−
Recoverable taxes inflation indexation income	64	21
Other foreign exchange gains and indexation charges, net	82	29
Total	(622)	596
(*) For more information, see notes 26.3a and 26.3c.

8.	Information by operating segment

In 2022, Petrobras implemented changes to its financial reporting system, according to the metric approved by the Executive Board. These changes did not change the allocation of Petrobras' reportable operating segments (E&P, RT&M and G&P). However, the measurement of certain components of the operating segments and of Corporate and other businesses was changed as following:

•	trade and other receivables, recoverable income taxes and other recoverable taxes, previously allocated to operating segments, are now presented in Corporate and other businesses. Expected credit losses are now also presented in Corporate and other businesses;

11

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	losses with commodity derivatives (within other income and expenses, net), previously presented in Corporate and other businesses, are now presented in operating segments;
•	general and administrative expenses related to logistics and fuel sales, previously presented in Corporate and other businesses, are now disclosed in the RT&M segment.

This information reflects the Company's current management model and is used by the Board of Executive Officers (Chief Operating Decision Maker - CODM) to make decisions regarding resource allocation and performance evaluation. In this context, the information by operating segment of the first quarter of 2022 has been reclassified for comparative purposes, as follows:

Consolidated Statement of Income by operating segment - Jan-Mar/2022 Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses		Total
					Eliminations

Net income (loss) of the period disclosed in Jan-Mar/2022	7,954	1,987	(241)	(247)	(805)	8,648
Changes in the measurement	(1)	(49)	4	46	−	−
Net income (loss) of the period reclassified - Jan-Mar/2022	7,953	1,938	(237)	(201)	(805)	8,648

12

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
8.1.	Net income by operating segment
Consolidated Statement of Income by operating segment
Jan-Mar/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,730	24,842	2,854	76	(16,731)	26,771
Intersegments	15,450	474	805	2	(16,731)	−
Third parties	280	24,368	2,049	74	-	26,771
Cost of sales	(6,379)	(21,868)	(1,467)	(77)	17,133	(12,658)
Gross profit (loss)	9,351	2,974	1,387	(1)	402	14,113
Income (expenses)	(123)	(1,178)	(779)	(475)	(5)	(2,560)
Selling expenses	(7)	(533)	(652)	(24)	(5)	(1,221)
General and administrative expenses	(16)	(78)	(15)	(248)	-	(357)
Exploration costs	(157)	-	-	-	-	(157)
Research and development expenses	(124)	(2)	(1)	(27)	-	(154)
Other taxes	(18)	(106)	(9)	(67)	-	(200)
Other income and expenses, net	199	(459)	(102)	(109)	-	(471)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	9,228	1,796	608	(476)	397	11,553
Net finance expense	-	-	-	(622)	-	(622)
Results of equity-accounted investments	17	14	4	-	-	35
Net income / (loss) before income taxes	9,245	1,810	612	(1,098)	397	10,966
Income taxes	(3,138)	(611)	(206)	494	(135)	(3,596)
Net income (loss) for the period	6,107	1,199	406	(604)	262	7,370
Attributable to:
Shareholders of Petrobras	6,108	1,199	388	(616)	262	7,341
Non-controlling interests	(1)	-	18	12	-	29

13

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Mar/2022 - Reclassified
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Eliminations	Total
Sales revenues	19,684	24,685	3,365	126	(20,671)	27,189
Intersegments	19,374	433	861	3	(20,671)	−
Third parties	310	24,252	2,504	123	-	27,189
Cost of sales	(7,676)	(21,547)	(2,885)	(125)	19,454	(12,779)
Gross profit (loss)	12,008	3,138	480	1	(1,217)	14,410
Income (expenses)	(35)	(613)	(882)	(608)	(4)	(2,142)
Selling expenses	(2)	(405)	(756)	(11)	(4)	(1,178)
General and administrative expenses	(12)	(61)	(16)	(210)	-	(299)
Exploration costs	(79)	-	-	-	-	(79)
Research and development expenses	(173)	(3)	(3)	(27)	-	(206)
Other taxes	(15)	(7)	(10)	(27)	-	(59)
Other income and expenses, net	246	(137)	(97)	(333)	-	(321)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	11,973	2,525	(402)	(607)	(1,221)	12,268
Net finance income (expense)	-	-	-	596	-	596
Results of equity-accounted investments	51	271	29	(1)	-	350
Net income / (loss) before income taxes	12,024	2,796	(373)	(12)	(1,221)	13,214
Income taxes	(4,071)	(858)	136	(189)	416	(4,566)
Net income (loss) for the period	7,953	1,938	(237)	(201)	(805)	8,648
Attributable to:
Shareholders of Petrobras	7,954	1,938	(263)	(219)	(805)	8,605
Non-controlling interests	(1)	-	26	18	-	43

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other businesses	Total

Jan-Mar/2023	2,215	558	124	27	2,924
Jan-Mar/2022	2,470	572	108	20	3,170

8.2.	Assets by operating segment

The segment information reflects the financial information used in the decision-making process for resource allocation and performance evaluation carried out by the Company’s Board of Executive Officers (as Chief Operating Decision Makers).

14

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas & Power (G&P)	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2023

Current assets	3,632	10,914	381	20,929	(4,915)	30,941
Non-current assets	115,084	22,791	7,319	16,483	−	161,677
Long-term receivables	7,309	1,890	97	14,118	−	23,414
Investments	387	1,032	178	39	−	1,636
Property, plant and equipment	104,847	19,753	6,966	2,010	−	133,576
Operating assets	92,883	16,782	4,808	1,614	−	116,087
Under construction	11,964	2,971	2,158	396	−	17,489
Intangible assets	2,541	116	78	316	−	3,051
Total Assets	118,716	33,705	7,700	37,412	(4,915)	192,618

Consolidated assets by operating segment - 12.31.2022

Current assets	5,224	12,035	391	18,864	(5,264)	31,250
Non-current assets	111,110	22,396	7,193	15,242	−	155,941
Long-term receivables	6,351	1,811	94	12,964	−	21,220
Investments	379	977	173	37	−	1,566
Property, plant and equipment	101,875	19,496	6,851	1,947	−	130,169
Operating assets	92,087	16,851	4,808	1,585	−	115,331
Under construction	9,788	2,645	2,043	362	−	14,838
Intangible assets	2,505	112	75	294	−	2,986
Total Assets	116,334	34,431	7,584	34,106	(5,264)	187,191

9.	Trade and other receivables
9.1.	Trade and other receivables
	03.31.2023	12.31.2022
Receivables from contracts with customers
Third parties	5,049	5,210
Related parties
Investees (note 27.1)	94	93
Subtotal	5,143	5,303
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement (*)	1,385	1,922
Lease receivables	388	394
Other receivables	604	765
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	629	602
Subtotal	3,006	3,683
Total trade and other receivables, before ECL	8,149	8,986
Expected credit losses (ECL) - Third parties	(1,579)	(1,533)
Expected credit losses (ECL) - Related parties	(3)	(3)
Total trade and other receivables	6,567	7,450
Current	4,625	5,010
Non-current	1,942	2,440
(*) As of March 31, 2023 and December 31, 2022, it mainly refers to the receivables from the transactions of Atapu, Sépia, Carmópolis, Roncador, Maromba, Miranga, Baúna, Pampo and Enchova, Breitener, Rio Ventura and Cricaré.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 466 as of March 31, 2023 (US$ 470 as of December 31, 2022).

15

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.2.	Aging of trade and other receivables – third parties
	03.31.2023		12.31.2022
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,525	(35)	6,474	(39)
Overdue:
1-90 days	115	(44)	189	(48)
91-180 days	96	(31)	30	(27)
181-365 days	105	(62)	63	(51)
More than 365 days	1,585	(1,407)	1,535	(1,368)
Total	7,426	(1,579)	8,291	(1,533)

9.3.	Changes in provision for expected credit losses – third parties and related parties
	2023 Jan-Mar	2022 Jan-Mar
Opening balance	1,536	1,448
Additions	43	41
Write-offs	−	(5)
Reversals	(21)	(25)
Translation adjustment	24	138
Closing balance	1,582	1,597
Current	267	209
Non-current	1,315	1,388

10.	Inventories
	03.31.2023	12.31.2022
Crude oil	3,476	3,738
Oil products	2,599	3,278
Intermediate products	568	587
Natural gas and Liquefied Natural Gas (LNG)	128	135
Biofuels	17	14
Fertilizers	1	4
Total products	6,789	7,756
Materials, supplies and others	1,179	1,023
Total	7,968	8,779

In the three-month period ended March 31, 2023, the Company recognized a US$ 8 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 7 reversal of cost of sales in the three month period ended March 31, 2022), primarily due to changes in international prices of crude oil and oil products.

At March 31, 2023, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Petros Foundation in 2008, in the estimated amount of US$ 931, after deducting the partial early settlement, made in February 2022.

11.	Trade payables
	03.31.2023	12.31.2022
Third parties in Brazil	3,004	3,497
Third parties abroad	2,034	1,935
Related parties	9	32
Total	5,047	5,464

16

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Taxes in Brazil
Income taxes	175	160	920	2,505	−	−
Income taxes - Tax settlement programs	−	−	52	50	305	302
	175	160	972	2,555	305	302
Taxes abroad	6	5	384	328	−	−
Total	181	165	1,356	2,883	305	302

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2023	Jan-Mar/2022
Net income before income taxes	10,966	13,214
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,729)	(4,492)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	246	191
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(101)	(299)
Tax incentives	43	8
Tax loss carryforwards (unrecognized tax losses)	(5)	9
Non-taxable income (non-deductible expenses), net	6	24
Post-employment benefits	(77)	(142)
Results of equity-accounted investments in Brazil and abroad	11	123
Others	10	12
Income taxes	(3,596)	(4,566)
Deferred income taxes	(672)	(1,961)
Current income taxes	(2,924)	(2,605)
Effective tax rate of income taxes	32.8%	34.6%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Mar/2023	Jan-Mar/2022
Opening balance	(5,918)	(625)
Recognized in the statement of income for the period	(672)	(1,961)
Recognized in shareholders’ equity	(855)	(4,412)
Translation adjustment	(208)	(776)
Use of tax loss carryforwards	−	(720)
Others	1	4
Closing balance	(7,652)	(8,490)

The composition of deferred tax assets and liabilities is set out in the following table:

17

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	03.31.2023	12.31.2022
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	585	158
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,478	3,602
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(16,234)	(15,438)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(212)	810
Lease liabilities	Appropriation of the considerations	192	434
Provision for legal proceedings	Payments and use of provisions	960	885
Tax loss carryforwards	Taxable income compensation	932	914
Inventories	Sales, write-downs and losses	209	333
Employee Benefits	Payments and use of provisions	1,615	1,518
Others		823	866
Total		(7,652)	(5,918)
Deferred tax assets		728	832
Deferred tax liabilities		(8,380)	(6,750)

Uncertain tax treatments

On April 24, 2023, the Company received an additional charge from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands in 2018, arising from the valuation of platforms and equipment nationalized under the Repetro tax regime, in the amount of US$ 279, classified as a contingent liability (note 14.3).

Tax treatments related to 2019 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for these years, on a similar basis to 2018, could reach the amount of US$ 301. Thus, the total amount of these uncertain tax treatments, from 2018 to 2022, is US$ 580.

The Company will continue to defend its position that the valuation of platforms and equipment was carried out in compliance with the relevant legislation, through the use of administrative appeals or by the Dutch judicial courts. Therefore, no provision was recorded in these unaudited condensed consolidated interim financial statements for the period ended March 31, 2023.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Taxes in Brazil
Current / Non-current ICMS (VAT)	665	716	488	473	731	699	−	−
Current / Non-current PIS and COFINS	296	378	2,587	2,362	110	28	103	89
Claim to recover PIS and COFINS	−	−	681	657	−	−	−	−
CIDE	−	1	−	−	−	5	−	−
Production taxes	−	−	−	−	1,812	1,996	144	114
Withholding income taxes	−	−	−	−	73	149	−	−
Others	51	40	281	273	278	152	93	90
Total in Brazil	1,012	1,135	4,037	3,765	3,004	3,029	340	293
Taxes abroad	8	7	14	13	19	19	−	−
Total	1,020	1,142	4,051	3,778	3,023	3,048	340	293
(*) Other non-current taxes are classified within other non-current liabilities in the balance sheet.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

18

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2023	12.31.2022
Liabilities
Short-term employee benefits	1,555	1,452
Termination benefits	171	192
Post-employment benefits	11,859	11,246
Total	13,585	12,890
Current	2,339	2,215
Non-current	11,246	10,675

13.1.	Short-term employee benefits
	03.31.2023	12.31.2022
Variable compensation program - PPP	592	489
Accrued vacation and 13th salary	580	505
Salaries and related charges and other provisions	258	327
Profit sharing	125	131
Total	1,555	1,452
Current	1,521	1,421
Non-current (*)	34	31
(*) Remaining balance relating to the four-year deferral of 40% of the PPP portion of executive officers and the upper management

The Company recognized the following amounts in the statement of income:

	Jan-Mar/2023	Jan-Mar/2022
Salaries, accrued vacations and related charges	(747)	(678)
Variable compensation program - PPP	(140)	(118)
Profit sharing	(35)	(31)
Management fees and charges	(2)	(3)
Total	(924)	(830)

13.1.1.	Variable compensation programs

Performance award program (PPP)

As of March 31, 2023, the Company had paid US$ 136 and, in April 2023, made the final payment of US$ 396, totalizing US$ 532 regarding the PPP for 2022, since the related metrics relating to the Company’s and individual performance were achieved in 2022.

Regarding the PPP for 2023, the Company is revising the model for this program. However, due to the expectation of maintaining the program with a similar nature of 2022, in the three-month period ended March 31, 2023, the Company provisioned US$ 139 referring to this program for 2023 (US$ 118 for the same period of 2022), recorded in other income and expenses.

Profit Sharing (PLR)

The Company made an advance of US$ 44 related to the PLR 2022, with final payment expected to occur on May 30, 2023, considering the current agreement for the PLR, approved by the Secretariat of Management and Governance of the State-owned Companies (SEST), which provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration.

In the three-month period ended March 31, 2023, the Company provisioned US$ 35 referring to PLR for 2023 (US$ 31 for the same period of 2022), recorded in other income and expenses.

19

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
13.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages.

For the current programs, there are 11,732 adhesions accumulated through March 31, 2023 (11,688 through December 31, 2022).

Changes to the provisions for termination benefits are presented as follows:

	Jan-Mar/2023	Jan-Mar/2022
Opening Balance	192	349
Effects in the statement of income	(4)	3
Enrollments	3	4
Revision of provisions	(7)	(1)
Effects in cash and cash equivalents	(23)	(129)
Terminations in the period	(23)	(129)
Translation adjustment	6	50
Closing Balance	171	273
Current	70	147
Non-current	101	126

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of March 31, 2023, from the balance of US$ 171, US$ 34 refers to the second installment of 590 retired employees and US$ 137 refers to 1,319 employees enrolled in voluntary severance programs with expected termination by September 2025.

13.3.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras), and five other major types of post-employment pension benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	03.31.2023	12.31.2022
Liabilities
Health Care Plan - Saúde Petrobras	6,087	5,813
Petros Pension Plan - Renegotiated (PPSP-R)	3,746	3,606
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,080	1,041
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	414	284
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	356	339
Petros 2 Pension Plan (PP-2)	176	163
Total	11,859	11,246
Current	748	719
Non-current	11,111	10,527

Health Care Plan

The health care plan is managed by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees and is open to future employees.

20

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

Pension plans

The management of the supplementary pension plans sponsored by the Company is under the responsibility of Fundação Petrobras de Seguridade Social – Petros, which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar - CNPC.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2022 with the net actuarial liability registered by the Company:

	PPSP-R (*)	PPSP-NR (*)
Deficit registered by Petros	330	341
Ordinary and extraordinary future contributions - sponsor	4,212	1,079
Contributions related to the TFC - sponsor	691	391
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,343)	(431)
Net actuarial liability recorded by the Company	3,890	1,380
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

On March 29, 2023, the Deliberative Council of Petros approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2022.

Deficit Settlement Plan 2021 referring to the PPSP-R plan

On November 10, 2022, Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.

This deficit, amounting to US$ 1,676 (R$ 8,515 million) as of March 31, 2023, must be settled on an equal basis between sponsors and participants, of which US$ 790 (R$ 4,012 million) will be paid by Petrobras, during the lifetime of the plan. The deduction from the payroll of participants, relating to these extraordinary payments, began in April 2023.

21

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
13.3.1.	Changes in the actuarial liabilities recognized in the statement of financial position

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and healthcare plans with defined benefit characteristics is presented as follows:

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Balance at December 31, 2022	3,890	1,380	163	5,813	−	11,246
Recognized in the Statement of Income	118	40	7	205	−	370
Current service cost	3	1	2	35	−	41
Net interest	115	39	5	170	−	329
Recognized in Equity - other comprehensive income	109	−	−	−	−	109
Remeasurement effects (**)	109	−	−	−	−	109
Cash effects	(66)	(22)	−	(90)	−	(178)
Contributions paid	(66)	(22)	−	(90)	−	(178)
Other changes	109	38	6	159	−	312
Others	−	−	−	1	1	2
Translation Adjustment	109	38	6	158	(1)	310
Balance at March 31, 2023	4,160	1,436	176	6,087	−	11,859
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) It relates to a complement of 2022.

	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Balance at December 31, 2021	4,050	1,169	165	4,485	11	9,880
Recognized in the Statement of Income	113	36	8	150	−	307
Current service cost	2	−	3	26	−	31
Net interest	111	36	5	124	−	276
Cash effects	(1,058)	(338)	−	(81)	−	(1,477)
Contributions paid	(55)	(17)	−	(81)	−	(153)
Payments related to Term of financial commitment (TFC)	(1,003)	(321)	−	−	−	(1,324)
Other changes	629	179	30	805	(10)	1,633
Others	−	−	−	−	(10)	(10)
Translation Adjustment	629	179	30	805	−	1,643
Saldo em March 31, 2022	3,734	1,046	203	5,359	1	10,343
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and healthcare plans is presented below:

22

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(12)	(2)	(3)	(72)	−	(89)
Related to retirees (other income and expenses)	(106)	(38)	(4)	(133)	−	(281)
Net costs for Jan-Mar/2023	(118)	(40)	(7)	(205)	−	(370)
Related to active employees (cost of sales and expenses)	(8)	(1)	(5)	(55)	−	(69)
Related to retirees (other income and expenses)	(105)	(35)	(3)	(95)	−	(238)
Net costs for Jan-Mar/2022	(113)	(36)	(8)	(150)	−	(307)
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.3.2.	Contributions

In the three-month period ended March 31, 2023, the Company contributed with US$ 178 (US$ 1,477 in the same period of 2022 , including US$ 1,324 related to Term of financial commitment) the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.1), and with US$ 54 and US$ 0.4, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 46 for PP-2 and US$ 0.4 for PP-3 in the same period of 2022).

The contribution to the defined benefit portion of the PP-2, which had been suspended in July 2012, was restored in April 2023, pursuant to a decision by the Petros Foundation's Deliberative Council. Thus, a portion of the monthly contribution will be destined to risk coverage (payment of sickness allowance, reclusion allowance, lump sum death benefit and minimum guarantees) to reduce the balance of the actuarial liability.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings based on the best estimate of the costs for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; and (iii) claims for alleged non-payment of CIDE on imports of propane and butane.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) penalties applied by ANP, mainly relating to production measurement systems; and (iii) litigation involving corporate conflicts.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	03.31.2023	12.31.2022
Labor claims	765	737
Tax claims	505	466
Civil claims	1,678	1,504
Environmental claims	294	303
Total	3,242	3,010

23

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2023	Jan-Mar/2022
Opening Balance	3,010	2,018
Additions, net of reversals	182	205
Use of provision	(102)	(80)
Revaluation of existing proceedings and interest charges	69	48
Others	(1)	(12)
Translation adjustment	84	376
Closing Balance	3,242	2,555

In preparing its unaudited consolidated interim financial statements for the three-month period ended March 31, 2023, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	03.31.2023	12.31.2022
Tax	8,497	7,876
Labor	938	907
Civil	2,410	2,089
Environmental	110	109
Others	71	72
Total	12,026	11,053

	Jan-Mar/2023	Jan-Mar/2022
Opening Balance	11,053	8,038
Additions	402	405
Use	(19)	(23)
Accruals and charges	278	159
Others	(2)	(16)
Translation adjustment	314	1,484
Closing Balance	12,026	10,047

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	03.31.2023	12.31.2022
Tax	33,272	32,094
Labor	8,732	8,272
Civil	7,845	7,548
Environmental	1,385	1,257
Total	51,234	49,171

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (v) collection of ICMS involving several states; and (vi) deduction from the PIS and COFINS tax base, including ship-or-pay agreements and chartering of aircraft and vessels.

24

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; and (iii) regulation agencies fines.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.
14.4.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

As of March 31, 2023, there are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and was approved at employee meetings, and started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. Therefore, the Brazilian Supreme Federal Court (STF) suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between Petrobras and the unions. Considering that the last minister to vote requested additional time for analysis, the trial was suspended, and is pending the presentation of the vote by this last minister.

As of March 31, 2023, the balance of provisioned proceedings regarding RMNR amounts to US$ 169, while the contingent liabilities amount to US$ 7,223.

14.5.	Class actions and related proceedings

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Operation Lava-Jato, the defendants acted illegally before investors. On 26 May 2021, the District Court of Rotterdam decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The class action is in the merit discussion stage and a decision is expected for July 26, 2023, but it may be brought forward or postponed by the Court.

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa ("Association") filed a new appeal, which has not yet been judged. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation.

25

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

At the same time, the Association also filed a class action before the Civil and Commercial Court of Buenos Aires, Argentina, where Petrobras spontaneously appeared on April 10, 2023. The Association claims Petrobras' responsibility for an alleged loss of market value of its securities in Argentina, as a result of allegations made within the scope of the Lava Jato Operation and its effects on the Company's financial statements prior to 2015. Such demand does not generate immediate financial and economic effects for Petrobras. The Company denies such allegations and will vigorously defend itself against the accusations made by the author of the collective action.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals, thus the immunity will have to be reassessed by the lower court. The Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. Petrobras presented other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments during the three-month period ended March 31, 2023.

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses, which are recorded as provisions for legal proceedings, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022.

On August 26, 2022, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands, at the request of EIG. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.6.	Arbitrations proposed by non-controlling Shareholders in Brazil

In the three-month period ended March 31, 2023, there were no events that changed the assessment and information on arbitrations in Brazil. For more information, see explanatory note 18.5 to the financial statements for the year ended December 31, 2022.

14.7.	Legal proceedings - Compulsory Loan – Eletrobrás

In the three-month period ended March 31, 2023, there were no events that changed the assessment on this proceeding. For more information, see explanatory note 18.6 to the financial statements for the year ended December 31, 2022.

14.8.	Lawsuits brought by natural gas distributors and others

In the three-month period ended March 31, 2023, there were no events that changed the assessment and information on lawsuits and arbitrations. For more information, see explanatory note 18.7 to the financial statements for the year ended December 31, 2022.

26

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	03.31.2023	12.31.2022
Onshore	430	418
Shallow waters	4,559	4,399
Deep and ultra-deep post-salt	10,156	9,988
Pre-salt	3,939	3,795
	19,084	18,600

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	2023 Jan-Mar	2022 Jan-Mar
Opening balance	18,600	15,619
Adjustment to provision	7	34
Transfers related to liabilities held for sale (*)	−	(598)
Use of provisions	(224)	(199)
Interest accrued	202	121
Others	(3)	(13)
Translation adjustment	502	2,710
Closing balance	19,084	17,674
(*) In the three-month period ended March 31, 2022, it refers to the Norte Capixaba Group (US$ 32), in Espírito Santo state, and the Potiguar Group (US$ 566), in Rio Grande do Norte state.

16.	Other Assets and Liabilities

Assets	03.31.2023	12.31.2022
Escrow account and/ or collateral	1,312	1,087
Advances to suppliers	1,909	1,561
Prepaid expenses	387	363
Derivatives transactions	62	54
Assets related to E&P partnerships	181	71
Others	213	194
	4,064	3,330
Current	2,039	1,777
Non-Current	2,025	1,553

Liabilities	03.31.2023	12.31.2022
Obligations arising from divestments	1,335	1,355
Contractual retentions	623	601
Advances from customers	619	906
Provisions for environmental expenses, research and development and fines	791	674
Other taxes	340	293
Unclaimed dividends	265	241
Derivatives transactions	99	147
Various creditors	−	-
Others	730	756
	4,802	4,973
Current	2,737	3,001
Non-Current	2,065	1,972

27

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (***)	Right-of-use assets	Total
Balance at December 31, 2022	2,538	55,147	14,838	38,434	19,212	130,169
Cost	4,343	105,429	23,938	67,581	29,670	230,961
Accumulated depreciation and impairment (****)	(1,805)	(50,282)	(9,100)	(29,147)	(10,458)	(100,792)
Additions	−	111	2,071	−	945	3,127
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	268	−	−	268
Write-offs	−	(55)	(10)	(33)	(150)	(248)
Transfers (*****)	40	207	(122)	104	(8)	221
Transfers to assets held for sale	(1)	(20)	(4)	(12)	−	(37)
Depreciation, amortization and depletion	(21)	(1,139)	−	(1,091)	(1,185)	(3,436)
Impairment recognition	−	(15)	(5)	−	−	(20)
Impairment reversal	−	17	−	−	−	17
Translation adjustment	68	1,467	453	1,010	511	3,509
Balance at March 31, 2023	2,624	55,720	17,489	38,418	19,325	133,576
Cost	4,476	108,349	26,295	69,235	30,969	239,324
Accumulated depreciation and impairment (****)	(1,852)	(52,629)	(8,806)	(30,817)	(11,644)	(105,748)

Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation and impairment (****)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Additions	−	194	1,543	1	1,015	2,753
Decommissioning costs - Additions to / review of estimates	−	−	−	11	−	11
Capitalized borrowing costs	−	−	236	−	−	236
Write-offs	−	(27)	(68)	(4)	(35)	(134)
Transfers (*****)	57	1,000	(2,242)	1,212	(1)	26
Transfers to assets held for sale	(7)	(553)	(171)	(653)	−	(1,384)
Depreciation, amortization and depletion	(21)	(1,163)	−	(1,270)	(1,094)	(3,548)
Impairment reversal	−	1	−	−	−	1
Translation adjustment	419	9,410	2,686	6,220	2,989	21,724
Balance at March 31, 2022	2,831	61,988	18,906	41,364	19,926	145,015
Cost	4,780	114,880	29,135	71,896	31,007	251,698
Accumulated depreciation and impairment (****)	(1,949)	(52,892)	(10,229)	(30,532)	(11,081)	(106,683)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 8 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas (oil and gas production properties).
(****) In the case of land and assets under construction, it refers only to impairment losses.
(*****) It includes mainly transfers between classes of assets and transfers from advances to suppliers.

28

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at March 31, 2023	9,132	8,401	1,792	19,325
Cost	13,040	15,540	2,389	30,969
Accumulated depreciation and impairment	(3,908)	(7,139)	(597)	(11,644)
Balance at December 31, 2022	9,211	8,254	1,747	19,212
Cost	12,604	14,788	2,278	29,670
Accumulated depreciation and impairment	(3,393)	(6,534)	(531)	(10,458)

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships related to these consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and Tartaruga.

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Mar/2023	Jan-Mar/2022
Opening balance	407	364
Additions/(Write-offs) on PP&E	(3)	(32)
Other income and expenses	17	(26)
Translation adjustments	11	58
Closing balance	432	364

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2023, the capitalization rate was 6.85% p.a. (6.01% p.a. for the three-month period ended March 31, 2022).

29

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (*)	Software	Goodwill	Total
Balance at December 31, 2022	2,523	439	24	2,986
Cost	2,578	1,560	24	4,162
Accumulated amortization and impairment	(55)	(1,121)	−	(1,176)
Addition	1	38	−	39
Capitalized borrowing costs	−	3	−	3
Write-offs	(35)	−	−	(35)
Transfers	−	1	−	1
Amortization	(1)	(22)	−	(23)
Translation adjustment	67	13	−	80
Balance at March 31, 2023	2,555	472	24	3,051
Cost	2,613	1,644	24	4,281
Accumulated amortization and impairment	(58)	(1,172)	−	(1,230)
Estimated useful life in years	(**)	5	Indefinite

Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	−	(1,062)
Addition	4	37	−	41
Capitalized borrowing costs	−	2	−	2
Write-offs	(1)	(1)	−	(2)
Transfers	(3)	−	−	(3)
Amortization	(1)	(17)	−	(18)
Impairment reversal	−	(1)	−	(1)
Translation adjustment	477	56	4	537
Balance at March 31, 2022	3,171	384	26	3,581
Cost	3,229	1,579	26	4,834
Accumulated amortization and impairment	(58)	(1,195)	−	(1,253)
Estimated useful life in years	(**)	5	Indefinite
(*) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(**) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

19.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Mar/2023	Jan-Mar/2022
Property plant and equipment
Opening Balance	1,876	1,994
Additions	65	66
Write-offs	-	(13)
Transfers	(43)	(9)
Translation adjustment	50	338
Closing Balance	1,948	2,376
Intangible Assets	2,436	3,034
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,384	5,410
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

30

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Mar/2023	Jan-Mar/2022
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(125)	(53)
Exploration expenditures written off (includes dry wells and signature bonuses)	(32)	(23)
Contractual penalties on local content requirements	-	(2)
Other exploration expenses	-	(1)
Total expenses	(157)	(79)
Cash used in:
Operating activities	125	54
Investment activities	65	76
Total cash used	190	130

20.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,820 (US$ 1,748 as of December 31, 2022), which is still in force as of March 31, 2023, net of commitments undertaken. As of March 31, 2023, the collateral comprises crude oil from previously identified producing fields already in production, pledged as collateral, in the amount of US$ 1,692 (US$ 1,648 as of December 31, 2022) and bank guarantees of US$ 128 (US$ 100 as of December 31, 2022).

21.	Investments
21.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (*)	Total
Balance at December 31, 2022	546	1,020	1,566
Investments	5	3	8
Restructuring, capital decrease and others	−	(2)	(2)
Results of equity-accounted investments	24	11	35
Translation adjustment	1	(51)	(50)
Other comprehensive income	−	89	89
Dividends	(10)	−	(10)
Balance at March 31, 2023	566	1,070	1,636
(*) It includes other investments.

	Joint Ventures	Associates (*)	Total
Balance at December 31, 2021	509	1,001	1,510
Investments	8	1	9
Transfer to assets held for sale	(2)	−	(2)
Restructuring, capital decrease and others	9	(11)	(2)
Results of equity-accounted investments	69	281	350
Translation adjustment	6	(46)	(40)
Other comprehensive income	-	250	250
Dividends	(49)	−	(49)
Balance at March 31, 2022	550	1,476	2,026
(*) It includes other investments.

22.	Disposal of assets and other transactions

The Company has an active portfolio, which takes into account opportunities of partnerships and disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

31

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On February 28, 2023, Petrobras was notified by the Ministry of Mines and Energy - MME, requesting the suspension of asset sales for 90 days, due to the reassessment of the National Energy Policy and to the new composition of the National Energy Policy Council, respecting the Company's governance rules, commitments assumed with government entities and without going against the interests of Petrobras.

On April 3, 2023, the Company’s Board of Executive Officers informed that the revision of unsigned divestment processes will be carried out within the scope of the adjustments to be made to the 2023-27 Strategic Plan.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

				03.31.2023	12.31.2022
	E&P	RT&M	Corporate and other businesses	Total	Total
Assets classified as held for sale
Inventories	-	26	−	26	21
Investments	-	−	−	-	-
Property, plant and equipment	1,892	20	−	1,912	3,587
Others	-	1	−	1	-
Total	1,892	47	−	1,939	3,608
Liabilities on assets classified as held for sale
Finance debt	-	-	133	133	133
Provision for decommissioning costs	908	-	-	908	1,332
Total	908	−	133	1,041	1,465

22.1.	Transactions pending closing at March 31, 2023

The assets and liabilities corresponding to the transactions signed in previous periods which are pending closing are classified as held for sale at March 31, 2023:

i.	sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with their associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields;
ii.	sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields;
iii.	sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará; and
iv.	sale of the Company's entire interest in a set of maritime concessions called Golfinho and Camarupim groups of fields, in deep waters of the post-salt layer, located in the Espírito Santo Basin.

For more information on these transactions (which are subject to certain conditions precedent), see note 30.1 of the Company's consolidated financial statements of 2022.

From January to March 2023, no new contracts were signed.

22.2.	Transactions closed in the first quarter of 2023
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/ (loss) (**)	Further infor-mation
Sale of its entire interest in Albacora Leste producing field, located in the Campos Basin	Petro Rio Jaguar Petróleo LTDA (PetroRio), a subsidiary of Petro Rio S.A.	April 2022 (S) January 2023 (C)	1,928	568	a
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

32

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
a)	Sale of Albacora Leste concession

The transaction was closed after the fulfillment of conditions precedent, with the receipt, in cash, of US$ 1,635, including price adjustments provided for in the contract, in addition to US$ 293 received at the transaction signing. In addition, Petrobras is expected to receive up to US$ 250 in contingent payments provided for in the contract, depending on future Brent prices.

22.3.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Amounts subject to recognition	Assets recognized in 2023	Assets recognized in previous periods

Sales in previous years
Riacho da Forquilha group of fields	December 2019	62	7	28
Pampo and Enchova group of fields	July 2020	650	−	180
Baúna field	November 2020	285	−	132
Frade field	February 2021	20	−	−
Ventura group of fields	July 2021	43	−	43
Miranga group of fields	December 2021	85	−	55
Cricare group of fields	December 2021	118	−	22
Peroá group of fields	August 2022	43	−	10
Papa-Terra field	December 2022	90	1	15
Sales in the period
Albacora Leste field	January 2023	250	−	−
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu	April 2022	5,244	25	693
Total			33	1,178

33

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	03.31.2023	12.31.2022
Banking market	1,217	1,285
Capital market	2,957	2,896
Development banks (*)	720	723
Others	5	4
Total	4,899	4,908
Abroad
Banking market	8,524	8,387
Capital market	14,054	14,061
Export credit agency	2,201	2,443
Others	158	155
Total	24,937	25,046
Total finance debt	29,836	29,954
Current	4,098	3,576
Non-current	25,738	26,378
(*) It includes BNDES, FINAME and FINEP

Current finance debt is composed of:

	03.31.2023	12.31.2022
Short-term debt	6	−
Current portion of long-term debt	3,609	3,111
Accrued interest on short and long-term debt	483	465
Total	4,098	3,576

The capital market balance is mainly composed of US$ 13,428 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,908 in debentures and US$ 900 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 87%, 2% and 11%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2024 and 2037, do not require collateral and are not convertible into shares or equity interests.

On March 31, 2023, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2022.

23.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2022	4,907	25,047	29,954
Proceeds from finance debt	2	49	51
Repayment of principal (*)	(182)	(282)	(464)
Repayment of interest (*)	(118)	(372)	(490)
Accrued interest (**)	106	436	542
Foreign exchange/ inflation indexation charges	54	(29)	25
Translation adjustment	130	88	218
Balance at March 31, 2023	4,899	24,937	29,836

34

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,517	31,183	35,700
Proceeds from finance debt	-	150	150
Repayment of principal (*)	(149)	(1,050)	(1,199)
Repayment of interest (*)	(92)	(426)	(518)
Accrued interest (**)	99	416	515
Foreign exchange/ inflation indexation charges	47	(754)	(707)
Translation adjustment	799	681	1,480
Balance at March 31, 2022	5,221	30,200	35,421
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the three-month period ended March 31, 2023, the Company repaid several finance debts, in the amount of US$ 1,320.

23.3.	Reconciliation with cash flows from financing activities
			Jan-Mar/2023			Jan-Mar/2022
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	51	(464)	(490)	150	(1,199)	(518)
Repurchase of debt securities		−	−		(26)	−
Deposits linked to finance debt (*)		(286)	(80)		(266)	(49)
Net cash used in financing activities	51	(750)	(570)	150	(1,491)	(567)
(*) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

23.4.	Summarized information on current and non-current finance debt
Maturity in	2023	2024	2025	2026	2027	2028 onwards	Total (*)	Fair Value

Financing in U.S.Dollars (US$):	2,734	3,239	2,569	1,528	2,465	10,013	22,548	22,342
Floating rate debt (**)	2,576	2,679	1,934	1,143	1,740	652	10,724
Fixed rate debt	158	560	635	385	725	9,361	11,824
Average interest rate p.a.	6.5%	6.4%	6.0%	6.3%	5.9%	6.6%	6.5%
Financing in Brazilian Reais (R$):	471	752	229	456	128	2,862	4,898	5,004
Floating rate debt (***)	300	289	142	142	42	1,395	2,310
Fixed rate debt	171	463	87	314	86	1,467	2,588
Average interest rate p.a.	6.5%	6.7%	6.4%	6.2%	6.4%	6.5%	6.5%
Financing in Euro (€):	15	18	295	−	−	595	923	882
Fixed rate debt	15	18	295	−	−	595	923
Average interest rate p.a.	4.6%	4.7%	4.7%	-	-	4.7%	4.7%
Financing in Pound Sterling (£):	20	7	−	571	−	869	1,467	1,363
Fixed rate debt	20	7	−	571	−	869	1,467
Average interest rate p.a.	6.2%	6.3%	0.0%	6.2%	0.0%	6.5%	6.3%
Total as of March 31, 2023	3,240	4,016	3,093	2,555	2,593	14,339	29,836	29,591
Average interest rate	6.4%	6.4%	6.0%	6.2%	5.9%	6.6%	6.5%
Total as of December 31, 2022	3,576	3,943	3,079	2,523	2,892	13,941	29,954	29,853
Average interest rate	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%
(*)The average maturity of outstanding debt as of March 31, 2023 is 12.02 years (12.07 years as of December 31, 2022).
(**) Operations with variable index + fixed spread.
(***) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 12,966 of March 31, 2023 (US$ 13,061 of December 31, 2022); and

35

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 16,625 as of March 31, 2023 (US$ 16,792 as of December 31, 2022).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), in order to prepare for the transition to alternative reference rates, the Company continues to monitor the pronouncements of regulatory authorities, aimed at adapting its financial instruments to the new benchmark, and the Company expects that the replacement of the LIBOR reference in the current financing agreements will be carried out under market conditions and, therefore, expects that there will be no material impacts when this process is completed. The Company has debts indexed to Libor (London Interbank Offered Rate), corresponding to 30.9% of total finance debt.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2023	2024	2025	2026	2027	2028 and thereafter	03.31.2023	12.31.2022
Principal	2,743	4,045	3,176	2,622	2,650	15,156	30,392	31,703
Interest	1,458	1,761	1,445	1,277	1,056	17,223	24,221	24,815
Total	4,201	5,806	4,621	3,899	3,706	32,379	54,613	56,518

A maturity schedule of the lease arrangements (nominal amounts) is set out in note 24.

23.5.	Lines of credit
						03.31.2023
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,250	−	8,250

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	394	−	394
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	394	−	394
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	65	−	65
Total				853	−	853
(*) In April 2021, the subsidiary PGT BV extended part of the Revolving Credit Facility. As such, US$ 2,050 will be available for withdrawal from February 28, 2024 until February 27, 2026.

24.	Lease liabilities

Changes in the balance of lease liabilities are presented below:

	In Brazil	Abroad	Total
Balance at December 31, 2022	6,020	17,825	23,845
Remeasurement / new contracts	309	303	612
Payment of principal and interest	(506)	(883)	(1,389)
Interest expenses	112	252	364
Foreign exchange losses	(75)	(456)	(531)
Translation adjustment	160	452	612
Balance at March 31, 2023	6,020	17,493	23,513
Current			5,642
Non-current			17,871

36

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2021	4,604	18,439	23,043
Remeasurement / new contracts	426	311	737
Payment of principal and interest	(374)	(947)	(1,321)
Interest expenses	73	231	304
Foreign exchange losses	(401)	(2,907)	(3,308)
Translation adjustment	778	2,900	3,678
Balance at March 31, 2022	5,106	18,027	23,133
Current			5,353
Non-current			17,780

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2023	2024	2025	2026	2027	2028 onwards	Total
Balance at March 31, 2023	4,431	4,954	3,615	2,519	2,143	14,400	32,062
Balance at December 31, 2022	5,710	4,621	3,380	2,394	2,122	14,498	32,725

In certain contracts, there are variable payments and amounts less than 1 year recognized as an expense:

	03.31.2023	03.31.2022
Variable payments	324	250
Up to 1 year maturity	18	67

Variable payments x fixed payments	23%	19%

At March 31, 2023, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 81,553 (US$ 79,913 at December 31, 2022).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.3.

25.	Equity
25.1.	Share capital (net of share issuance costs)

As of March 31, 2023 and December 31, 2022, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of March 31, 2023 and December 31, 2021, the Company held treasury shares, in the amount of US$ 2, of which 222,760 are common shares and 72,909 are preferred shares.

25.2.	Distributions to shareholders

Dividends relating to 2022

On April 27, 2023, the Annual General Shareholders Meeting approved dividends relating to 2022, amounting to US$ 43,187 (US$ 3.3106 per outstanding share). This amount includes US$ 36,323 anticipated during 2022 (updated by SELIC interest rate from the date of each payment to December 31, 2022) and US$ 6,864 of complementary dividends (US$ 0.5262 per outstanding share) which was accounted for as additional dividends proposed as of December 31, 2022.

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting and will be paid in 3 installments on May 19, June 16 and December 27, 2023, including the update by the SELIC interest rate from December 31, 2022 to the date of each payment.

37

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Dividends payable

As of March 31, 2023, there is no balance of dividends payable within current liabilities, as set out below:

	Jan-Mar/2023	Jan-Mar/2022
Changes in dividends payable
Opening balance	4,169	−
Payments made	(4,192)	−
Monetary restatement	30	−
Transfers to unclaimed dividends	(17)	−
Withholding income taxes over interest on capital and monetary restatement	(3)	−
Translation adjustment	13	−
Closing balance	−	−

On January 19, 2023, Petrobras paid the second installment of anticipated dividends approved by the Board of Directors on November 3, 2022, in the amount of US$ 4,169, net of withholding income taxes over interest on capital. This installment was monetarily restated based on the SELIC interest rate from December 31, 2022 to the payment date.

Unclaimed dividends

As of March 31, 2023, the balance of dividends not claimed by shareholders of Petrobras is US$ 265 recorded as other current liabilities, as described in note 16 (US$ 241 as of December 31, 2022). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares and with Petrobras.

	Jan-Mar/2023	Jan-Mar/2022
Changes in unclaimed dividends
Opening balance	241	81
Transfers from dividends payable	17	−
Translation adjustment	7	5
Closing Balance	265	86

25.3.	Earnings per share
		Jan-Mar/2023			Jan-Mar/2022
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	4,188	3,153	7,341	4,909	3,696	8,605
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.56	0.56	0.56	0.66	0.66	0.66
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	1.12	1.12	1.12	1.32	1.32	1.32
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

38

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
26.	Risk management

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

26.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2023 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	03.31.2023	12.31.2022	03.31.2023	12.31.2022
Derivatives not designated for hedge accounting
Future contracts - total (*)	2,514	683	4	(40)
Long position/Crude oil and oil products	10,521	9,058	−	-	2023
Short position/Crude oil and oil products	(8,007)	(8,375)	−	-	2023
Swap (**)					−
Long position/ Soybean oil	1	−	−	−	2023
Short position/ Soybean oil	(5)	(3)	−	−	2023
Forward contracts (***)
Long position/Foreign currency forwards (BRL/USD)	1	−	-	−	2023
Short position/Foreign currency forwards (BRL/USD)	(6)	−	−	-	2023
Swap (***)
Swap - CDI X IPCA	R$ 3,008	R$ 3,008	19	(16)	2029/2034
Foreign currency / Cross-currency Swap	US$ 729	US$ 729	(79)	(64)	2024/2029
Total recognized in the Statement of Financial Position			(56)	(120)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons.
(***) Amounts in US$ and R$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	Jan-Mar/2023	Jan-Mar/2022
Commodity derivatives
Other commodity derivative transactions - Note 26.2 (b)	79	(53)
Recognized in Other Income and Expenses	79	(53)
Currency derivatives
Swap Pounds Sterling x Dollar - Note 26.3 (b)	−	(30)
Swap CDI x Dollar - Note 26.3 (b)	16	169
Others	(1)	−
	15	139
Interest rate derivatives
Swap - CDI X IPCA - Note 26.3 (b)	7	(1)
	7	(1)
Cash flow hedge on exports -Note 26.3 (a)	(1,154)	(1,380)
Recognized in Net finance income (expense)	(1,132)	(1,242)
Total	(1,053)	(1,295)

	Gains/ (losses) recognized in other comprehensive income
	Jan-Mar/2023	Jan-Mar/2022
Cash flow hedge on exports - Note 26.3 (a)	2,622	12,976

39

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Guarantees given as collateral
	03.31.2023	12.31.2022
Commodity derivatives	21	96
Total	21	96

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2023 is set out as follows:

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(65)	(130)
		−	(65)	(130)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on March 31, 2023. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

26.2.	Risk management of products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

26.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2023, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5,084 exchange rate are set out below:

		Present value of hedging instrument notional value at 03.31.2023
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2023 to March 2033	61,711	313,516

40

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2022	62,119	324,121
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	6,035	31,083
Exports affecting the statement of income	(1,792)	(9,264)
Principal repayments / amortization	(4,651)	(24,223)
Foreign exchange variation	-	(8,201)
Amounts designated as of March 31, 2023	61,711	313,516
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2023	71,293	362,195

In the three-month period ended March 31, 2023 the Company recognized a US$ 98 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 62 gain in the same period of 2022).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 48.13%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2023 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(26,527)	9,020	(17,507)
Recognized in Other comprehensive income	1,468	(499)	969
Reclassified to the statement of income - occurred exports	1,154	(393)	761
Balance at March 31, 2023	(23,905)	8,128	(15,777)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(36,621)	12,452	(24,169)
Recognized in Other comprehensive income	11,596	(3,943)	7,653
Reclassified to the statement of income - occurred exports	1,380	(469)	911
Balance at March 31, 2022	(23,645)	8,040	(15,605)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2023-2027, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2023 is set out below:

	2023	2024	2025	2026	2027	2028	2029 a 2032	Total
Expected realization	(5,807)	(5,916)	(3,582)	(2,929)	(3,268)	(2,141)	(262)	(23,905)

b)	Information on ongoing contracts

As of March 31, 2023, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, settled on October 9, 2019, for the total notional amount of US$ 367 for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

41

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In July 2022, the Company approved a repurchase plan for these debentures, to hold them in treasury or resell them. At March 31, 2023, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, the effects of 40% (500 b.p.) and 80% (1,000 b.p.) variations, respectively, on the interest rate forward curves were estimated. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP cambial (IPCA x USD)	(10)	(19)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the forward curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company deals in contracts with highly rated banks.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (20% and 40% changes in the foreign exchange rates prevailing on March 31, 2023, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

42

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Financial Instruments	Exposure at 03.31.2023	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Dollar/Real	Assets	7,511	251	1,502	3,004
	Liabilities	(96,309)	(3,215)	(19,262)	(38,523)
	Exchange rate - Cross currency swap	(592)	(20)	(118)	(237)
	Cash flow hedge on exports	61,711	2,060	12,342	24,684
	Total	(27,679)	(924)	(5,536)	(11,072)

Euro/Dollar	Assets	953	30	191	381
	Liabilities	(1,874)	(58)	(375)	(750)
	Total	(921)	(28)	(184)	(369)

Pound/Dollar	Assets	1,509	29	302	603
	Liabilities	(2,909)	(56)	(582)	(1,163)
	Total	(1,400)	(27)	(280)	(560)

Pound/Real	Assets	2	−	−	1
	Liabilities	(32)	(2)	(6)	(13)
	Total	(30)	(2)	(6)	(12)

Euro/Real	Assets	4	−	1	2
	Liabilities	(13)	(1)	(3)	(5)
	Total	(9)	(1)	(2)	(3)
Total at March 31, 2023		(30,039)	(982)	(6,008)	(12,016)
(*) At , the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3,34% depreciation of the Real; Euro x Dollar: a 3% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.88% appreciation of the Pound Sterling; Real x Euro: a 6.5% depreciation of the Real; and Real x Pound Sterling - a 5.3% depreciation of the Real. Source: Focus and Thomson Reuters.
26.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a twelve-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 40% and 80% in these interest rates, respectively, maintaining all other variables constant.

The following table presents the amounts to be disbursed by Petrobras with the payment of interest related to debts with floating interest rates at March 31, 2023:

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	12	15	19
LIBOR 6M	648	907	1,166
SOFR 3M (**)	69	95	120
SOFR 6M (**)	10	14	19
CDI	166	232	298
TJLP	71	100	129
IPCA	94	132	170
	1,070	1,495	1,921
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
(**) It represents the Secured Overnight Financing Rate.

43

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
26.5.	Liquidity risk management

The possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates is managed by the Company.

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

26.6.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	4	-	-	4
Foreign currency derivatives	-	-	-	-
Interest rate derivatives	-	19	-	19
Balance at March 31, 2023	4	19	-	23
Balance at December 31, 2022	−	−	−	−

Liabilities
Foreign currency derivatives	-	(79)	-	(79)
Balance at March 31, 2023	−	(79)	-	(79)
Balance at December 31, 2022	(40)	(81)	−	(121)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 23 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

44

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
27.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

27.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		03.31.2023		12.31.2022

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	19	7	21	10
Other associates and joint ventures	75	2	72	21
Subtotal	94	9	93	31
Brazilian government – Parent and its controlled entities
Government bonds	1,706	−	1,689	−
Banks controlled by the Brazilian Government	12,647	1,267	11,811	1,567
Petroleum and alcohol account - receivables from the Brazilian Government	629	−	602	−
Brazilian Federal Government (*)	−	307	−	1,422
Pré-Sal Petróleo S.A. – PPSA	−	54	−	57
Others	161	36	58	71
Subtotal	15,143	1,664	14,160	3,117
Petros	78	193	56	301
Total	15,315	1,866	14,309	3,449
Current	2,568	521	2,603	2,119
Non-Current	12,747	1,345	11,706	1,330
(*) It includes amounts related to lease liabilities.

The income/expenses of significant transactions are set out in the following table:

45

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2023	2022
	Jan-Mar	Jan-Mar
Joint ventures and associates
State-controlled gas distributors (joint ventures) (*)	−	574
Petrochemical companies (associates)	889	1,125
Other associates and joint ventures	9	29
Subtotal	898	1,728
Brazilian government – Parent and its controlled entities
Government bonds	53	42
Banks controlled by the Brazilian Government	6	21
Petroleum and alcohol account - receivables from the Brazilian Government	11	19
Brazilian Federal Government	(17)	−
Pré-Sal Petróleo S.A. – PPSA	(110)	(39)
Others	(39)	11
Subtotal	(96)	54
Petros	(4)	−
Total	798	1,782
Revenues, mainly sales revenues	894	1,781
Purchases and services	2	4
Income (expenses)	(148)	(89)
Foreign exchange and inflation indexation charges, net	(43)	12
Finance income (expenses), net	93	74
Total	798	1,782
(*) In July 2022, the Company disposed its entire interest in Gaspetro.

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

27.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the MME. The total compensation is set out as follows:

		Jan-Mar/2023			Jan-Mar/2022
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	0.7	−	0.7	0.7	−	0.7
Social security and other employee-related taxes	0.2	−	0.2	0.2	−	0.2
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Benefits due to termination of tenure	0.1	−	0.1	−	−	−
Total compensation recognized in the statement of income	1.1	−	1.1	1.0	−	1.0
Total compensation paid (*)	1.0	−	1.0	1.3	−	1.3
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	5.00	14.00	9.00	3.33	12.33
(*) It includes Variable Compensation Program (PPP) for Executive Officers.

In the three-month period ended March 31, 2023, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 2.4 (US$ 2.9 for the same period of 2022).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 119 thousand for the three-month period ended March 31, 2023 (US$ 143 thousand with tax and social security costs). For the same period of 2022, the total compensation concerning these members was US$ 153 thousand (US$ 183 thousand with tax and social security costs).

46

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 27, 2023, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.9, R$ 44.99 million, from April 2023 to March 2024 (US$ 7.6, R$ 39.59 million, from April 2022 to March 2023, approved on April 13, 2022).

28.	Supplemental information on statement of cash flows
	Jan-Mar/2023	Jan-Mar/2022
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	201	162
Transactions not involving cash
Lease	923	975
Provision for decommissioning costs	7	10
Use of tax credits and judicial deposit for the payment of contingency	19	720

The balance of Cash and cash equivalents in the Statements of Cash Flows includes amounts related to assets classified as held for sale, as shown in the reconciliation below:

	Jan-Mar/2023	Jan-Mar/2022
Reconciliation of the balance at the beginning of the period
Cash and cash equivalents in statements of financial position	7,996	10,467
Cash and cash equivalents classified as assets held for sale	−	13
Cash and cash equivalents according to Statements of Cash Flows (opening balance)	7,996	10,480
Reconciliation of the balance at the end of the period
Cash and cash equivalents in statements of financial position	10,290	17,223
Cash and cash equivalents classified as assets held for sale	−	9
Cash and cash equivalents according to Statements of Cash Flows (closing balance)	10,290	17,232

28.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Mar/2023	Jan-Mar/2022
Depreciation of Property, plant and equipment	3,436	3,548
Amortization of Intangible assets	23	18
Capitalized depreciation	(497)	(367)
Depreciation of right of use - recovery of PIS/COFINS	(38)	(29)
Depreciation, depletion and amortization in the Statements of Cash Flows	2,924	3,170

29.	Subsequent events

Sale of Norte Capixaba group of fields

On April 12, 2023, after fulfilling all the conditions precedent, the Company completed the sale of its entire interest (100%) in a set of 4 concessions in onshore production fields, with integrated facilities, located in the state of Espírito Santo, for the company Seacrest Petróleo SPE Norte Capixaba Ltda (Seacrest).

The operation was completed with the receipt of US$ 427 in cash, including price adjustments provided for in the contract. This amount is added to US$ 36 received when the contract was signed. In addition to these amounts, Petrobras expects to receive up to US$ 66 in contingent payments, depending on future Brent prices.

The result of this operation will be accounted for in the three-month period ended June 30, 2023.

Distribution of remuneration to shareholders

On May 11, 2023, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 4,970, or R$ 24,700 million (US$ 0,3810 per outstanding preferred and common shares, or R$ 1.8936), based on the net income for the three-month period ended March 31, 2023, as presented in the following table:

47

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Date of approval	Date of record	Amount per Share	Amount
Interim dividends	05.11.2023	06.12.2023	0.2465	3,215
Interim interest on capital	05.11.2023	06.12.2023	0.1345	1,755
Total distribution to shareholders			0.3810	4,970

These dividends and interest on capital will be paid in two equal installments, on August 18, 2023 and September 20, 2023, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2023. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2023.

48

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of review of condensed consolidated interim financial statements

We have reviewed the consolidated interim statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2023 and 2022, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 29, 2023, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2022, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

May 11, 2023

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer